To the Holders of
Trust Investment Enhanced Return Securities SM
Corporate Bond-Backed Certificates,  APA 1997-8
         ZTF Class            871928 AT 4
         Amortizing Class     871928 AU 1


Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, formerly First Trust of New York, National Association, as Trustee for the TIERSsm Bond-Backed Certificates Trust, APA 1997-8, hereby gives notice with respect to the Distribution occurring on August 17, 1998 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a Dollar amount per $1,000 original face amount of securities, is as set forth below:

Class                 Principal           Interest           Total Distribution
ZTF Class             $0.00               $0.00              $0.00
Amortizing Class      $11.944711          $35.679358         47.624069

2. The amount of aggregate accreted and unpaid interest accrued as of the Distribution Date on each ZTF Class is set forth below per each $1,000 face amount of Certificates is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of Apache Corporation Fifty Year 7 3/8% Debentures due August 15, 2047 held for the above trust is $32,288,000 (the "Term Assets"). The Term Assets are currently rated Baa1 by Moody's Investors Service, Inc. and BBB+ by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class                       Principal Balance
ZTF Class                   $32,288,000
Amortizing Class            $24,410,454

                      U.S. BANK TRUST NATIONAL ASSOCIATION